October 12, 2006

Ms. Joyce Sweeney

Senior Staff Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:          Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed August 9, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File Number: 001-14667

Dear Ms. Sweeney:

We have received the staff’s comment letter dated September 15, 2006. Our response to each of those comments is set forth below:

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Form 10-K/A, filed August 9, 2006

Management’s Discussion and Analysis, page 15

1.     We note your disclosure on page 18 regarding redeployment of certain back-office support operations to more cost-effective labor markets and the consolidation of other administrative support facilities as part of your ongoing productivity and efficiency initiatives. In future filings please include a more detailed discussion of your productivity and efficiency initiatives, specific changes to your plans during the periods presented, and the expected impact and timing of the impact on your results of operations and financial condition. Please provide us with your proposed future disclosure.

Response

The disclosure to which this comment is directed appears within the management discussion and analysis (“MD&A”) section of the Company’s 2005 Form 10-K/A and reads in totality as follows:

Although the Company expects total noninterest expense to be higher in 2006 as a result of the continuing expansion of the retail banking franchise and the full-year effect of absorbing the Card Services Group into the Company’s cost structure, those efforts will also be accompanied by rigorous expense management discipline and the implementation of operational efficiencies and productivity improvements, including the redeployment of certain back-office support operations to more cost-effective labor markets and the consolidation of other administrative support facilities.

This disclosure constitutes a forward-looking statement describing anticipated expense reductions from ongoing productivity improvements and efficiency measures that would offset, in part, the expected additional costs from the build-out of the retail banking franchise. The Company next spoke to this subject in the Overview section on page 36 of its Form 10-Q for the fiscal quarter ended June 30, 2006, when it disclosed that $81 million of such expenses related to ongoing productivity improvement and efficiency measures were recorded during the second quarter of 2006, primarily representing severance and facilities closure costs.  Substantially all of these charges were also disclosed at the income statement line item level within the discussion of noninterest expense on page 49.  Additionally, the Company disclosed in the discussion of variances in its operating segment results that these charges were the most significant component of the increase in noninterest expense within the Corporate Support/Treasury and Other category.  The Company made the following additional forward-looking statement related to its ongoing productivity improvements and efficiency measures in the Overview:

The Company expects to incur additional charges in the second half of this year that will result from the continuing execution of productivity and efficiency initiatives, including workforce reductions and shutdown expenses that are both associated with the announced sale of the mutual fund asset management business and the partial sale of its mortgage loan servicing portfolio. The sale of the mutual fund business is anticipated to be completed before the end of this year, and the resulting gain is expected to more than offset the aforementioned charges.

In the Company’s future Form 10-K filings, commencing with the fiscal year ending December 31, 2006, the Company will include significantly more detail concerning the Company’s productivity and efficiency initiatives, including descriptions of “Operational Excellence” and “Business Process Outsourcing” –  the overall framework within the Company under which continuous process improvement and business process outsourcing initiatives are being conducted. The Company’s disclosures will discuss the evolution of Operational Excellence within the Company and, within this context, how these initiatives change or will change from period to period and the expected impact and timing of the impact on the Company’s results of operations and financial condition. The essence of that disclosure is expected to be described as follows:

Washington Mutual has long been known for its commitment to quality customer service and innovation in products and services. In 2003, when it introduced “Operational Excellence,” the Company began moving toward a focus and philosophy of continuous and systematic improvement in efficiency, productivity and processes. Operational Excellence is an approach to continuous process improvement adapted from industry-recognized methodologies and tools like six sigma, lean and total quality management.  Since introducing Operational Excellence, Washington Mutual has devoted resources to educating and engaging the Company’s broad base of employees on the methods and tools of Operational Excellence and how the approach supports the long-term success of the Company.  The philosophy of Operational Excellence is being embedded in the Company’s corporate culture.  As a consequence, opportunities for improvement in efficiency, productivity and processes are being continuously identified through the enterprise-wide approach and governance framework of Operational Excellence.   Business Process Outsourcing is a complementary strategy that further supports Washington Mutual’s focus on continuous improvement in productivity, efficiency and processes through the utilization of services of global vendors.

From time to time, the implementation of an Operational Excellence or Business Process Outsourcing initiative may lead to material changes in the Company’s operations, resulting in staff reductions, the closure or relocation of administrative support facilities, the closure or relocation of one or more home loan centers, or the renegotiation or termination of lease agreements or other forms of contracts. Within the governance framework of Operational Excellence and Business Process Outsourcing, material expenses and charges necessary to implement an individual initiative that involve material changes to the Company’s operations are forecasted and related cost savings are estimated.  As these expenses and charges are incurred, accrued or accumulated during a quarterly financial period, the Company quantitatively and qualitatively assesses their significance to its interim consolidated financial statements and management’s discussion and analysis, as part of its disclosure controls process.

In addition, the Company’s Board of Directors or senior executive management may from time to time authorize activities under a comprehensive restructuring plan that materially change the business activities or manner in which the Company conducts its business. As discussed in the response to the SEC’s comment to Note 1 to the Financial Statements (see page 6), the Company announced two such authorized plans during the third quarter of this year.

The Company will disclose in the Company’s Form 10-K for the fiscal year ending December 31, 2006, and in future periodic report filings for periods materially impacted, the impacts to the Company’s consolidated financial statements for the applicable period arising from the Company’s ongoing productivity improvements and efficiency measures or from its comprehensive restructuring plans.

Capital Adequacy, page 48

2.     We note that in October 2005 you entered into an agreement with an investment bank under which you repurchased 15.5 million shares of your outstanding stock. In future filings please describe the benefits, costs, and any risks of entering into this type of transaction compared to open market purchases. Please provide us with your proposed future disclosure.

Response

In the Company’s future Form 10-K filings, commencing with the fiscal year ending December 31, 2006, the Company will include in the discussion of Capital Adequacy the following disclosure:

As part of its capital management activities, from time to time the Company will conduct share repurchases to deploy excess capital.  When doing so, management of the Company evaluates the relative risks and benefits of repurchasing shares in the open market, with the attendant daily trading limits and other constraints of the Rule 10b-18 safe harbor, as compared to an accelerated share repurchase (“ASR”) transaction. In an ASR transaction, the Company repurchases a large block of stock at an initial specified price from a counterparty, typically a large broker-dealer, who has borrowed the shares. Upon final settlement of an ASR transaction, the initial specified price is adjusted to reflect actual prices at which Washington Mutual shares traded over the period of time after the initial repurchase that is specified in the ASR agreement.  Through this final settlement process, market risks and costs associated with fluctuations in the Company’s stock price during the subsequent time period are transferred from the counterparty to the Company.

ASR transactions immediately deploy the capital associated with share repurchases, making them economically more efficient than open market repurchases.  Additionally, ASR transactions may be structured to include optionality or hedging arrangements that afford the Company the opportunity to mitigate price risk, and potentially mitigate the volatility of open market price fluctuations.  While these benefits of an ASR transaction are significant considerations, open market repurchases are usually a more operationally efficient alternative when the Company chooses to deploy its excess capital in smaller amounts, particularly given the time required and the complexity associated with structuring an ASR transaction. In contrast, when the Company chooses to deploy its excess capital in larger amounts, an ASR transaction becomes more attractive and shares repurchased  in an ASR transaction are removed upon the initiation of the repurchase when calculating earnings per share.  Because ASR transactions involve more complex legal structures and counterparty risks than open market repurchases, the Company retains outside legal counsel to assist in structuring and documenting the transactions and applies its market risk and counterparty credit risk management standards.

3.     In addition, please include a description of your related accounting policies, including the impact on earnings per share, in your financial statement footnotes. Provide all of the disclosures required by paragraph 50 of EITF 00-19. Refer to EITF 99-7 and EITF 00-19. Please provide us with your proposed future disclosure.

Response

Set forth below are the description of accounting policies and the proposed future disclosure related to share repurchase transactions.

Accounting Policies – Accelerated Share Repurchases

From time to time, the Company engages in accelerated share repurchase transactions to deploy excess capital. An accelerated share repurchase program (“ASR”) is a combination of transactions that permits an entity to purchase a targeted number of shares immediately with the final purchase price of those shares determined by an average market price over a fixed period of time.  An ASR is intended to combine the immediate share retirement benefits of a tender offer with the market impact and pricing benefits of a disciplined daily open market stock repurchase program.  ASRs are accounted for as two separate transactions: (a) as shares of common stock that are immediately removed from stockholders’ equity when the ASR is initiated, and (b) as a forward contract indexed to the Company’s common stock, which subjects the ASR to future price adjustments during the contractually-specified time period between the initiation and the final settlement date.  As prescribed by EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, forward contracts that qualify as equity instruments are initially measured at fair value.  Subsequent changes in fair value are recorded at the final settlement date as an adjustment to capital surplus.

ASR transactions reduce the outstanding shares used in the calculation of weighted average common shares outstanding for both basic and diluted earnings per share.   In calculating diluted earnings per share, an ASR contract that may be settled in the Company’s common stock or in cash, at the election of either the Company or the counterparty, is presumed to be settled in common stock and the resulting potential common shares are included in diluted earnings per share.

Using the Company’s most recently completed ASR contract for illustrative purposes, the disclosures required by paragraph 50 of EITF 00-19 will be included within the Company’s Earnings Per Share footnote to the consolidated financial statements in future filings, as follows:

On March 16, 2006, the Company repurchased 34 million shares of its common stock at a total cost of $1.48 billion. The shares were purchased from a broker-dealer counterparty under an accelerated share repurchase program (the “Program”) at an initial settlement price of $43.61 per share.  The Company simultaneously entered into a forward contract with the counterparty indexed to the Company’s own stock. Upon completion of this forward contract on July 31, 2006, a net settlement amount, referred to as the purchase price adjustment, was calculated based upon the difference between the counterparty’s average actual purchase price of the Company’s shares during the repurchase period and the initial purchase price of $43.61 per share. As the counterparty’s average actual purchase price of the Company’s shares exceeded the initial purchase price, the Company was required to pay the counterparty the purchase price adjustment and had the option to settle in shares or in cash. At the election of the Company, a final cash settlement payment of $60 million was made to the counterparty and was recorded as a reduction of capital surplus.

When the final settlement of an ASR transaction has not occurred before the filing of a periodic report, the Company will make the disclosures required by paragraph 50 of EITF 00-19 related to additional contractual terms, which may include, depending on facts and circumstances, the following:

•      the maximum number of shares that could be required to be issued to net share settle an ASR contract (if applicable) or the fact that the contract does not have a fixed or determinable maximum number of shares that may be required to be issued;

•      the current fair value of the ASR contract for each settlement alternative; and

•      how changes in the price of the Company’s common stock affect the settlement amount.

Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies, page 99

4.     In future filings please disclose your accounting policies related to your restructuring plans; including a separate description of policies related to termination benefits, consolidation of facilities and relocation of employees, contract termination costs, and other associated costs. To provide readers with information useful in assessing the overall effects of your productivity and efficiency initiatives on your ongoing operations, please include a separate financial statement footnote with detailed discussion of your restructuring plans and to provide all of the disclosures required by paragraph 20 of SFAS 146. Please provide us with your proposed future disclosures.

Response

In the Company’s future Form 10-K filings, commencing with the fiscal year ending December 31, 2006, the Company will provide the following disclosure within its significant accounting policies note:

From time to time, the Company may incur costs associated with employee termination or relocation benefits, the closure or relocation of facilities, and the termination of contracts.  Costs incurred for such activities are accounted for as follows:

a.     Termination benefits – The Company provides separation benefits to involuntarily terminated employees under a normal ongoing severance plan. Involuntary termination costs are recognized when they are probable and can be reasonably estimated.

b.     Contract Termination Costs – The Company recognizes and measures the fair value of the liability for contract termination costs or fees when the Company terminates the contract in accordance with the contract terms. For operating lease rentals, the Company records a liability when the Company ceases to use the leased property or equipment. The fair value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for property leases.

c.     Costs to consolidate or close facilities – The Company reviews owned buildings, leasehold improvements and equipment for impairment. When the Company’s review results in a change in the estimated useful life of an asset, the Company prospectively recognizes the change as an adjustment to depreciation expense.

d.     Employee Relocation Costs – The Company recognizes the liability for employee relocation costs in the period in which they are incurred.

As described in the response to comment number 1, the Company’s ongoing productivity improvements and efficiency measures are conducted through an enterprise-wide program of continuous business process improvement and do not represent activities that are authorized under a comprehensive management restructuring plan, which, among other factors, typically have determinable lives. When an activity is authorized under such a plan, the Company applies the disclosure provisions of paragraph 20 of SFAS 146 to its financial statements. In the third quarter of 2006, the Company announced two management authorized plans, unrelated to the aforementioned ongoing productivity improvements and efficiency measures, to sell the mutual fund asset management business and a portion of the mortgage servicing portfolio. As a result of these discrete initiatives, the Company will include the provisions of paragraph 20 of SFAS 146 as part of its determination of the disclosures that it will provide within the footnotes to the financial statements in its third quarter 2006 Form 10-Q.

Derivatives and Hedging Activities, page 104

5.     We note your disclosure that use of the shortcut method in applying SFAS 133 is limited to certain borrowings and available-for-sale securities. For each hedging relationship for which you apply the shortcut method, please tell us the following:

•      the nature and terms of the hedged item or transaction, including any conversion features, embedded options, or interest rate deferral features;

•      the nature and terms of the derivative instruments;

•      the specific documented risk being hedged;

•      whether you hedge on an individual or portfolio basis; and

•      how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

Response

1.     The nature and terms of the hedged item or transaction, including any conversion features, embedded options, or interest rate deferral features;

•      There are 38 shortcut hedge relationships, all of which existed as of June 30, 2006, wherein all hedged items were fixed-rate debt obligations of the Company that were then outstanding. None of these relationships contain conversion features, interest rate deferrals or embedded options, except two of them contain embedded options that are clearly and closely related to the host instrument. In the two hedge relationships where option features are embedded in the hedged item, the swap has a mirror image embedded option meeting all the criteria of paragraph 68(d) of SFAS 133, as amended.

2.     The nature and terms of the derivative instruments;

•      The derivative instruments, in all cases, are interest rate swaps with contractual notional balances that are fixed for their entire term. With the exception of the two swaps with mirror-image prepayment options, the only settlements on the swaps are for exchanges of fixed and floating interest rate payments. The receive-fixed and pay-floating settlements are contractually required to be netted in all cases. No swaps have settlement intervals greater than six months. All floating payments are indexed to LIBOR. In some cases, the LIBOR rate on the floating leg includes a static spread, which is constant for the term of the swap.

3.     The specific documented risk being hedged;

•      All shortcut hedges are fair value hedges. The risk hedged is, in all cases, a change in fair value attributable to changes in the benchmark interest rate, which is identified as LIBOR.

4.     Whether you hedge on an individual or portfolio basis;

•      Each shortcut hedge relationship consists of one hedge instrument hedging one financial instrument as the hedge item.

5.     How you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133

For each of the 38 hedge relationships, the Company determined, at inception, the following:

Paragraph 68 (a): The notional amount of the swap matched the par value of the debt.

Paragraph 68(b): The swap’s value at inception of the hedge was zero.

Paragraph 68(c): As described under item 2 above, the formula for computing net settlement was the same for each net settlement. The only possible exception may be an exercise on a mirror image embedded prepayment option, which the Company determined at inception was permitted by paragraph 68(d).

Paragraph 68(d): Hedged debt instruments in two of the shortcut method hedge relationships, contain clearly and closely-related prepayment options. The hedging swap, in both cases, contains mirror image prepayment options with terms that match those of the hedged item as to maturity, strike prices, strike dates, payment dates, and notional amount.

Paragraph 68(dd): The floating rate payment was indexed to LIBOR, which is the designated benchmark interest rate.

Paragraph 68(e): There were no atypical terms in either the interest rate swap, or in its associated hedged item, which could invalidate the assumption of no ineffectiveness.

Paragraph 68(f): The expiration date of the swap matched the maturity date of the hedged debt instrument.

Paragraph 68(g): There was no floor or cap embedded in the swap.

Paragraph 68(h): The repricing interval of the swap was no greater than six months.

Form 10-Q for the period ended June 30, 2006, filed August, 9, 2006

6.     In future Forms 10-Q, if your productivity and efficiency improvement initiatives or the expected financial statement impact change during the interim periods, please include a footnote that clearly describes the changes and provides the disclosure required by paragraph 20 of SFAS 146. Note that the disclosure requirements specified in paragraph 20 of SFAS 146 covers the period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed. In addition, please expand your interim management’s discussion and analysis to provide a more detailed discussion and analysis of your plans, changes to the plans, and the estimated impact and timing of the impact on your results of operations and financial condition. Please provide us with your proposed future disclosure.

Response

As a result of the Company’s recently announced plans to sell its mutual fund asset management business and a portion of its mortgage servicing portfolio, the Overview was enhanced in the second quarter 2006 Form 10-Q to provide a forward-looking discussion that addressed the workforce reductions and shutdown expenses that the Company expects to incur from these initiatives during the second half of 2006. The Company’s MD&A will disclose the timing and the impact of these initiatives to its results of operations, and will assess the continuing effects of ongoing productivity and efficiency improvements as part of its normal quantitative and qualitative evaluation of significant transactions during the preparation of its third quarter Form 10-Q.

As described in the response to comment number 4, the Company will include the disclosure provisions of paragraph 20 of SFAS 146 as part of its determination of the disclosures that it will provide in the third quarter Form 10-Q footnotes to the financial statements with regard to the sale of the mutual fund asset management business and the partial sale of its mortgage servicing portfolio.

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The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional comments or questions may be addressed to John F. Woods at (206) 500-4163 or to Tony Goulart, III, First Vice President – Financial Reporting Manager at (206) 500-3077.

Sincerely,

Thomas W. Casey
Executive Vice President - Chief Financial Officer

John F. Woods
Senior Vice President - Controller